

Mail Stop 3561

January 15, 2009

Eric C. Wiseman
President and Chief Executive Officer
V. F. Corporation
105 Corporate Center Boulevard
Greensboro, NC 27408

> **Re: V. F. Corporation**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2008**
> **File No. 001-05256**

Dear Mr. Wiseman:

We have reviewed your filings and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 29, 2007

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Competitive Compensation Targets, page 17

1.   We note your response to comment two from our letter dated December 18, 2008 that there are a large number of companies within the data pool, and no selection process. It appears from your disclosure and response that the company is aware of

the identities of the companies within the benchmark group when setting the target levels of compensation. Please confirm that in future filings you will identify the companies that comprise the benchmark group, as required by Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director